Exhibit 99.1

Brookfield Corporation Successfully Completes

Distribution of 25% Interest in its Asset Management Business

BROOKFIELD, NEWS, December 9, 2022 – Brookfield Corporation (NYSE: BN, TSX: BN) (the “Corporation”) and Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) (the “Manager”) today jointly announced the completion of the public listing and distribution of a 25% interest in the Corporation’s asset management business, through the Manager, by way of a plan of arrangement (“Arrangement”).

The Corporation has changed its name from Brookfield Asset Management Inc. to Brookfield Corporation, with effect from today and at the open of markets on December 12, 2022, its shares will trade under the new ticker “BN” on both stock exchanges. The Manager takes the name Brookfield Asset Management Ltd. and has been successfully listed on the New York Stock Exchange and the Toronto Stock Exchange. At the open of markets on December 12, 2022, its shares will trade under the ticker “BAM” on both stock exchanges.

Shareholders can now access a leading pure-play global alternative asset management business, through the Manager. The Corporation will continue focusing on deploying capital across its operating businesses, growing its cash flows and compounding capital over the long term.

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About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across our three core pillars of asset management, insurance solutions and our operating businesses. Employing a disciplined investment approach, we leverage our deep expertise as an owner and operator of real assets, as well as the scale and flexibility of our capital, to create value and deliver strong risk-adjusted returns across market cycles. With significant capital underpinned by a conservatively capitalized balance sheet, Brookfield Corporation is well positioned to pursue significant opportunities for growth.

Please note that Brookfield Corporation’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at https://bn.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at https://bn.brookfield.com or contact:

Communications & Media: Sebastian Bouchard Tel: (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

About Brookfield Asset Management

Brookfield Asset Management (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $750 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

Please note that Brookfield Asset Management’s returns and reports will be filed on EDGAR and SEDAR and can also be found in the investor section of its website at https://bam.brookfield.com. Hard copies of annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at https://bam.brookfield.com or contact:

Communications & Media: Kerrie McHugh Hayes Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Monica Thakur Tel: (416) 369-2547 Email: monica.thakur@brookfield.com

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Forward Looking Statements

Information in this press release that is not a historical fact is “forward-looking information”. This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on the perception of historical trends, current conditions and expected future developments, of the Corporation and the Manager, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of the Corporation and the Manager are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Neither the Corporation nor the Manager can give assurance that such estimates, beliefs and assumptions will prove to be correct.

This press release contains forward-looking statements concerning expected future attributes of the Corporation and the Manager following completion of the Arrangement; and statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and the Manager. Factors that could cause actual results, performance, achievements or events to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which the Corporation and the Manager do business including as a result of COVID-19 and the related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which the Corporation and the Manager own, operate and manage assets and businesses; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) risks specific to the Corporation’s operating businesses including, its asset management, real estate, renewable power and transition, infrastructure, private equity and residential development businesses and risks specific to the Manager’s asset management business; (xxiv) the existence of information barriers between certain businesses within the Manager; and (xxv) factors detailed from time to time in documents filed by the Corporation and the Manager with the securities regulators in Canada and the United States. Other factors, risks and uncertainties not presently known to the Corporation and the Manager or that the Corporation and the Manager believe are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information. Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. The Corporation and the Manager disclaim any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

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